UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
______________________________________________
Blue Owl Capital Inc.
(Name of Issuer)
______________________________________________
CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
09581B 103
(CUSIP Number)
January 29, 2024
(Information also provided as of December 31, 2023)
(Date of Event Which Requires Filing of this Statement)
______________________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09581B 103		SCHEDULE 13G	Page 2 of 22 Pages

1.	NAMES OF REPORTING PERSONS BB Holdings AC LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,500,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,500,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (2)
12.	TYPE OF REPORTING PERSON PN
(1)	The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 3 of 22 Pages

1.	NAMES OF REPORTING PERSONS Glide Path Solutions 2020 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12.	TYPE OF REPORTING PERSON PN
(1)
As of December 31, 2023, Glide Path Solutions 2020 LP had sole voting and dispositive power over 4,500,000 shares of Class A Common Stock, constituting 1.0% of the Class A Common Stock, based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 4 of 22 Pages

1.	NAMES OF REPORTING PERSONS Glide Path Solutions 2021 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN
(1)
As of December 31, 2023, Glide Path Solutions 2021 LP had sole voting and dispositive power over 2,000,000 shares of Class A Common Stock, constituting 0.4% of the Class A Common Stock, based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 5 of 22 Pages

1.		NAMES OF REPORTING PERSONS BB Holdings AA LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (2)
12.		TYPE OF REPORTING PERSON PN
(1)		The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 6 of 22 Pages

1.	NAMES OF REPORTING PERSONS ICQ BB GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,500,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,500,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1)
As of December 31, 2023, ICQ BB GP, LLC had sole voting and dispositive power over 30,000,000 shares of Class A Common Stock, constituting 6.6% of the Class A Common Stock, based on the below information.

(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 7 of 22 Pages

1.	NAMES OF REPORTING PERSONS Co-Investment Portfolio 2021 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.	TYPE OF REPORTING PERSON PN
(1)	The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 8 of 22 Pages

1.		NAMES OF REPORTING PERSONS Co-Investment Portfolio GP II LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.		TYPE OF REPORTING PERSON PN
(1)		The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 9 of 22 Pages

1.		NAMES OF REPORTING PERSONS ICQ Co-Investment II TT GP, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.		TYPE OF REPORTING PERSON OO
(1)		The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 10 of 22 Pages

1.		NAMES OF REPORTING PERSONS Tactical Opportunities Portfolio 2020 LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.		TYPE OF REPORTING PERSON PN
(1)		The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 11 of 22 Pages

1.		NAMES OF REPORTING PERSONS Tactical Opportunities Portfolio GP, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.		TYPE OF REPORTING PERSON PN
(1)		The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 12 of 22 Pages

1.	NAMES OF REPORTING PERSONS ICQ Tactical Opportunities TT GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12.	TYPE OF REPORTING PERSON OO
(1)	The Reporting Person’s beneficial ownership was the same on December 31, 2023.
(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103		SCHEDULE 13G	Page 13 of 22 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 43,500,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 43,500,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,500,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (2)
12.	TYPE OF REPORTING PERSON IN
(1)
As of December 31, 2023, Divesh Makan had sole voting and dispositive power over 50,000,000 shares of Class A Common Stock, constituting 11.0% of the Class A Common Stock, based on the below information.

(2)
The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 14 of 22 Pages

Item 1.	Issuer
(a)	Name of Issuer:
Blue Owl Capital Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
399 Park Avenue,
New York, NY 10022
Item 2.	Filing Person
(a) - (c)	Name of Persons Filing; Address; Citizenship:
	(i)	BB Holdings AC LP, a Delaware limited partnership (“BB Holdings AC”).
	(ii)	Glide Path Solutions 2020 LP, a Delaware limited partnership (“Glide Path Solutions 2020”).
	(iii)	Glide Path Solutions 2021 LP, a Delaware limited partnership (“Glide Path Solutions 2021”).
	(iv)	BB Holdings AA LP, a Delaware limited partnership (“BB Holdings AA” and, together with BB Holdings AC, Glide Path Solutions 2020 and Glide Path Solutions 2021, the “ICQ Limited Partnerships”).
	(v)	ICQ BB GP, LLC, a Delaware limited liability company (“ICQ BB”), is the general partner of the ICQ Limited Partnerships.
	(vi)	Co-Investment Portfolio 2021 LP, a Delaware limited partnership (“Co-Investment Portfolio 2021”).
	(vii)	Co-Investment Portfolio GP II LP, a Delaware limited partnership (“Co-Investment Portfolio GP”), is the general partner of Co-Investment Portfolio 2021.
	(viii)	ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company (“ICQ Co-Investment”), is the general partner of Co-Investment Portfolio GP.
	(ix)	Tactical Opportunities Portfolio 2020 LP, a Delaware limited partnership (“Tactical Opportunities 2020” and, together with the ICQ Limited Partnerships, the “Limited Partnerships”).
	(x)	Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership (“Tactical Opportunities Portfolio GP”), the general partner of Tactical Opportunities 2020.
(xi)
ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company (“ICQ Tactical Opportunities” and, together with ICQ BB and ICQ Co-Investment, the “Ultimate General Partners”) is the general partner of Tactical Opportunities Portfolio GP.

(xii)
Divesh Makan, a citizen of the United States (“Makan” and, together with the Limited Partnerships, the Ultimate General Partners, Co-Investment Portfolio GP, Tactical Opportunities GP, the “Reporting Persons”), is the managing member of each of the General Partners and may be deemed to have voting, investment, and dispositive power with respect to the shares held by the Limited Partnerships.

The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale Street, Suite 2300, San Francisco, CA 94105.
(d)	Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)
(e)	CUSIP Number:
09581B 103

CUSIP No. 09581B 103		SCHEDULE 13G	Page 15 of 22 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons, including information regarding beneficial ownership as of December 31, 2023, is incorporated herein by reference.

(a) and (b)		Amount beneficially owned:
(i)
BB Holdings AC directly owns 3,500,000 shares of Class A Common Stock, which represents approximately 0.8% of the outstanding Class A Common Stock. The 3,500,000 shares of Class A Common Stock held by BB Holdings AC represents 0.8% of the aggregate combined voting power of the Class A Common Stock.

(ii)
Glide Path Solutions 2020 does not beneficially own any shares of Class A Common Stock and beneficially owns 0.0% of the outstanding Class A Common Stock and its combined voting power of the Class A Common Stock.

(iii)
Glide Path Solutions 2021 does not beneficially own any shares of Class A Common Stock and beneficially owns 0.0% of the outstanding Class A Common Stock and its voting power of the Class A Common Stock.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 16 of 22 Pages
(iv)
BB Holdings AA directly owns 20,000,000 shares of Class A Common Stock, which represents approximately 4.4% of the outstanding Class A Common Stock. The 20,000,000 shares of Class A Common Stock held by BB Holdings AA represents 4.4% of the aggregate combined voting power of the Class A Common Stock.

(v)
ICQ BB may be deemed to beneficially own 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships, which represents approximately 5.2% of the outstanding Class A Common Stock. The 23,500,000 shares of Class A Common beneficially owned by ICQ BB represents 5.2% of the aggregate combined voting power of the Class A Common Stock.

(vi)
Co-Investment Portfolio 2021 directly owns 10,000,000 shares of Class A Common Stock, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock held by Co-Investment Portfolio 2021 represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

(vii)	Co-Investment Portfolio GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by Co-Investment Portfolio GP represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 17 of 22 Pages

(viii)
ICQ Co-Investment may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, beneficially owned by the Co-Investment Portfolio GP, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by ICQ Co-Investment represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

(ix)
Tactical Opportunities 2020 directly owns 10,000,000 shares of Class A Common Stock, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock held by Tactical Opportunities 2020 represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

(x)
Tactical Opportunities Portfolio GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, held by Tactical Opportunities 2020, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by Tactical Opportunities Portfolio GP represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

(xi)
ICQ Tactical Opportunities TT GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, beneficially owned by Tactical Opportunities Portfolio GP, which represents approximately 2.2% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by ICQ Tactical Opportunities represents 2.2% of the aggregate combined voting power of the Class A Common Stock.

(xii)
Makan may be deemed to beneficially own 43,500,000 shares of Class A Common Stock, held by the Limited Partnerships, Co-Investment Portfolio Funds, Tactical Opportunities Funds and Makan, which represents approximately 9.5% of the outstanding Class A Common Stock. The 43,500,000 shares of Class A Common Stock held by the Limited Partnerships and Co-Investment Portfolio 2021 and beneficially owned by Makan represents 9.5% of the aggregate combined voting power of the Class A Common Stock.

(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

BB Holdings AC	3,500,000	0	3,500,000	0
Glide Path Solutions 2020	0	0	0	0
Glide Path Solutions 2021	0	0	0	0
BB Holdings AA	20,000,000	0	20,000,000	0
ICQ BB	23,500,000	0	23,500,000	0
Co-Investment Portfolio 2021	10,000,000	0	10,000,000	0
Co-Investment Portfolio GP	10,000,000	0	10,000,000	0
ICQ Co-Investment	10,000,000	0	10,000,000	0
Tactical Opportunities 2020	10,000,000	0	10,000,000	0
Tactical Opportunities Portfolio GP	10,000,000	0	10,000,000	0
ICQ Tactical Opportunities	10,000,000	0	10,000,000	0
Mr. Makan	43,500,000	0	43,500,000	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 09581B 103	SCHEDULE 13G	Page 18 of 22 Pages

The percent of class was calculated based on 455,748,576 shares of Class A Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following:
As to Glide Path Solutions 2020 and Glide Path Solutions 2021:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 19 of 22 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 31, 2024

BB Holdings AC LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Glide Path Solutions 2020 LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Glide Path Solutions 2021 LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

CUSIP No. 09581B 103	SCHEDULE 13G	Page 20 of 22 Pages

BB Holdings AA LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Co-Investment Portfolio 2021 LP, a Delaware limited partnership

By:	Co-Investment Portfolio GP II LP, a
Delaware limited partnership, its General Partner

By:	ICQ Co-Investment II TT GP, LLC,
a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Tactical Opportunities Portfolio 2020 LP, a Delaware limited partnership

By:	Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership, its General Partner

By:	ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

CUSIP No. 09581B 103	SCHEDULE 13G	Page 21 of 22 Pages

ICQ BB GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership

By:	ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Co-Investment Portfolio GP II LP, a Delaware limited partnership

By:	ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

CUSIP No. 09581B 103	SCHEDULE 13G	Page 22 of 22 Pages

ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan